Exhibit 99.2

FULLMAKT/POWER OF ATTORNEY

Fullmaktsformulär tillhandahållet av Einride AB (publ), org.nr 559074-8926 (“Bolaget”) i enlighet med 7 kap. 54 a § aktiebolagslagen. Aktieägare som önskar företrädas av ombud kan använda sig av detta fullmaktsformulär. Proxy form supplied by Einride AB (publ), reg. no. 559074-8926 (“Company”) in accordance with Chapter 7, Section 54 a of the Swedish Companies Act. Shareholders who wish to be represented by proxy can use this proxy form. Fullmakt för/Proxy for

OMBUDETS NAMN/NAME OF PROXY	PERSONNUMMER/FÖDELSEDATUM/PERSONAL IDENTITY NO.

UTDELNINGSADRESS/ADDRESS	TELEFON DAGTID/TELEPHONE DAYTIME

POSTNUMMER/POSTAL CODE	POSTADRESS/POSTAL ADDRESS

att vid årsstämma den 30 juni 2026 företräda och rösta för samtliga undertecknad aktieägares aktier i Bolaget. At the annual general meeting on 30 June 2026 represent and exercise the voting rights for all shares in the Company held by the undersigned shareholder.

ORT/PLACE	DATUM/DATE

AKTIEÄGARENS NAMN/NAME OF SHAREHOLDER	PERSONNUMMER/FÖDELSEDATUM/ORGANISATIONSNUMMER/PERSONAL IDENTITY NO./DATE OF BIRTH/CORPORATE REG.NO

AKTIEÄGARENS UNDERSKRIFT/SHAREHOLDER’S SIGNATURE	NAMNFÖRTYDLIGANDE/CLARIFICATION OF SIGNATURE

Om fullmakten utfärdas av juridisk person ska fullmakten skrivas under av dess behöriga företrädare och aktuellt registreringsbevis eller motsvarande behörighetshandlingar för den juridiska personen ska bifogas.

If the power of attorney is issued by a legal entity, the power of attorney shall be signed by authorized signatory/signatories and a registration certificate or other document which verifies the signing authority must be enclosed.

Vänligen insänd underskriven och daterad fullmakt, i förekommande fall tillsammans med behörighetshandlingar, till shareholder@einride.tech. För att underlätta registreringen vid stämman bör handlingarna vara Bolaget tillhanda senast den 24 juni 2026. Fullmakten i original ska tas med till stämman.

Please send the signed and dated power of attorney, if applicable together with authority documents, to shareholder@einride.tech. In order to facilitate registration at the general meeting, the documents should be received by the Company no later than 24 June 2026. The original power of attorney should be brought to the general meeting.

Observera att inskickad fullmakt inte gäller som anmälan till stämman. Anmälan till stämman ska göras i enlighet med instruktionerna som finns i kallelsen till stämman.

Please note that a submitted power of attorney is not valid as a notice of participation in the general meeting. Notice of participation must be made in accordance with the instructions set out in the notice to the general meeting.